SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                        Children's Comprehensive Services
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                                (Name of Issuer)

                                 Class A Common
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                         (Title of Class of Securities)

                                    16875K202
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16875K202               SCHEDULE 13G                 Page 2 of 6 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Fleet Boston Corporation
      05-0341324
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      One Federal Street, Boston, Massachusetts 02110
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                  5     SOLE VOTING POWER

                        388,200
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              566,800
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      566,800
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.80%
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12    TYPE OF REPORTING PERSON*

      Holding Company
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 pages
Item 1.
           (a)     Name of Issuer Children's Comprehensive Services

           (b) Address of Issuer's Principal Executive Offices Suite 400, 3401 West End Avenue, Nashville, TN 37203

Item 2.
           (a)     Name of Person Filing Fleet Boston Corporation

           (b) Address of Principal Business Office or, if none, Residence One Federal Street, Boston, Massachusetts 02110

           (c)     Citizenship    Massachusetts

           (d)     Title of Class of Securities        Common

           (e)     CUSIP Number          16875K202


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)    [  ]     Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

           (b)    [  ]     Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

           (c)    [  ]     Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).

           (d)    [  ]     Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).

           (e)    [  ]     An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);

           (f)    [  ]     An employee benefit plan or endowment fund in
                           accordance withss.240.13d-1(b)(1)(ii)(F);

           (g)    [ X ]    A parent holding company or control person in
                           accordance withss.240.13d-1(b)(1)(ii)(G);

           (h)    [  ]     A savings associations as defined in Section 3(b)
                           of the Federal Deposit Insurance Act
                           (12 U.S.C. 1813);

           (i)    [  ]     A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)    [  ]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               Page 4 of 6 pages

Item 4.    Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
               (a)        Amount beneficially owned:   566,800

               (b)        Percent of class:                      7.80%


                          (i)        Sole power to vote or to direct the vote
                                                  388,200
                          (ii)       Shared power to vote or to direct the vote
                                                    0
                          (iii) Sole power to dispose or to direct the disposition of
                                                  566,800
                          (iv) Shared power to dispose or to direct the disposition of
                                                   0

Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d3(d)(1).

Item  5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Instruction:
Dissolution of a group requires a response to this item.

Item  6. Ownership of More than Five Percent on Behalf of Another Person.   N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                               Exhibit A attached

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item  8.   Identification and Classification of Members of the Group    N/A

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item  9.   Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                               Page 5 of 6 pages

Item  10.   Certification

            (a) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            (b) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 2000
                                ------------------------------------------------
                                Date

                                /s/ Erich Schumann
                                ------------------------------------------------
                                Signature

                                Erich Schumann / Senior Vice President
                                and Chief Accounting Officer
                                ------------------------------------------------
                                Name / Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                               Page 6 of 6 pages

Children's Comprehensive Services

                                    EXHIBIT A

       SUBSIDIARY ACQUIRING SECURITIES                            CLASSIFICATION
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         Fleet Trust & Investment Services Company, Stuart, FL            Bank
         Fleet National Bank, Providence, RI                              Bank
         Fleet Investment Advisors                                        Bank